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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
       (WITH RESPECT TO THE TENDER OFFER BY THE SHERWIN-WILLIAMS COMPANY)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                GROW GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                                GROW GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  399820 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               LLOYD FRANK, ESQ.
                                   SECRETARY
                                GROW GROUP, INC.
                                200 PARK AVENUE
                              NEW YORK, N.Y. 10166
                                 (212) 599-4400

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                            DANIEL E. STOLLER, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                              NEW YORK, N.Y. 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Grow Group, Inc., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 200 Park Avenue, New York, New York 10166. The title of the class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Common Stock" or the "Shares") of the Company (including the related Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 11, 1988, as amended and restated as of August 7, 1992, and as further amended on April 30, 1995 (the "Rights Agreement"), between the Company and The Bank of New York).

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by GGI Acquisition, Inc. ("GGI"), a New York corporation and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 8, 1995 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 1995 (the "Sherwin-Williams Offer to Purchase"), and the related Letter of Transmittal (which together with the Sherwin-Williams Offer to Purchase constitute the "Sherwin-Williams Offer").

  As set forth in the Schedule 14D-1, the principal executive offices of Sherwin-Williams and GGI are 101 Prospect Avenue, N.W., Cleveland, Ohio 44115.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements and understandings and actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates are described below in this
Item 3 and under the heading "Item 3. Identity and Background" of the Company's
Schedule 14D-9 Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, dated May 4, 1995 (the "May 4
Schedule 14D-9"), and in the attached Schedule I thereto, mailed to the Company's shareholders in response to the tender offer by GDEN Corporation, a New York corporation ("GDEN") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("ICI"), to purchase all outstanding Shares, at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in GDEN's Offer to Purchase, dated May 4, 1995 (the "GDEN Offer to Purchase"), and the related Letter of Transmittal (which together with the GDEN Offer to Purchase constitute the "ICI Offer"). A copy of the May 4 Schedule 14D-9 is filed as Exhibit 1 hereto and Item 3(b) and Schedule I thereto are incorporated by reference herein in their entirety.

ESOP

  Effective as of May 11, 1995, Messrs. Russell Banks, Lloyd Frank and Peter Keane (each of whom is a director of the Company) resigned from their positions as trustees of the Company's Employee Stock Ownership and Savings Plan ("ESOP") and the Company appointed an independent financial institution as successor trustee. Pursuant to the applicable documents governing the ESOP, the successor trustee of the ESOP, who is required to act in accordance with its fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended, has the authority to determine whether to tender or otherwise dispose of the Shares held in the ESOP.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) POSITION OF THE BOARD OF DIRECTORS

  The Board of Directors has unanimously determined, in light of all the relevant circumstances, to express no opinion and remain neutral at this time with respect to the Sherwin-Williams Offer. The Board's position

                                       1
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is subject to change as events unfold that may clarify whether a transaction with Sherwin-Williams is or is not in the shareholders' best interest.

  A form of letter to shareholders of the Company communicating the Board of Directors' determination is filed as Exhibit 13 hereto, and is incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE BOARD'S POSITION

  Background. On January 26, 1995, the Company issued a press release stating, among other things, that the Company's Board of Directors had unanimously authorized Wertheim Schroder & Co., Incorporated, the Company's financial advisor ("Wertheim Schroder"), to assist the Company in reviewing alternatives to enhance shareholder value.

  In early February 1995, Mr. John G. Breen, Chairman and Chief Executive Officer of Sherwin-Williams, contacted Mr. Russell Banks, President and Chief Executive Officer of the Company, and indicated that Sherwin-Williams would be interested in considering a possible business combination with the Company. Mr. Banks suggested that it would be appropriate for Mr. Breen or other representatives of Sherwin-Williams to speak with representatives of Wertheim Schroder.

  On March 15, 1995, representatives of Sherwin-Williams contacted representatives of the Company and indicated an interest in considering a possible acquisition of the entire Company. The Company promptly sent Sherwin-Williams a form of confidentiality agreement.

  On March 17, 1995, a representative of Sherwin-Williams contacted Mr. Lloyd Frank, an officer of the Company, to discuss the terms of the proposed confidentiality agreement. Negotiation of the confidentiality agreement was completed on March 30, 1995, and on that date the Company's legal counsel sent a revised confidentiality agreement to Sherwin-Williams in form for execution.

  On March 31, 1995, Sherwin-Williams sent the Company by Federal Express executed copies of the confidentiality agreement for countersignature by the Company.

  On April 3, 1995, Mr. Banks had meetings in London with representatives of ICI. The Company had been engaged in discussions with ICI since November 1994, and during the period between February 7, 1995 and February 10, 1995, representatives of ICI had conducted business and legal due diligence with respect to the Company at the offices of Wertheim Schroder in New York.

  Prior to the April 3, 1995 meetings in London between Mr. Banks and representatives of ICI, ICI had indicated that it had valued the Company at a price of $17.50 per Share, and was not prepared to improve its $17.50 per Share valuation. At the April 3, 1995 meetings with Mr. Banks, ICI for the first time indicated that it was prepared to consider the possibility of improving its $17.50 per Share valuation if justified by further due diligence. As a result, Mr. Banks agreed to permit ICI to conduct additional due diligence, including on-site due diligence at locations outside of the Company's New York headquarters.

  On April 4, 1995, Mr. Banks returned to New York from London, and the Company commenced preparations for ICI's due diligence review which was scheduled to begin on April 10, 1995. During the period from April 10, 1995 through April 19, 1995, representatives of ICI conducted business and legal due diligence, including on-site due diligence at various of the Company's plants and facilities.

  In view of the significant progress which had been made in discussions between the Company and ICI at the meetings in London on April 3, 1995 and thereafter, the Company determined not to execute the proposed confidentiality agreement with Sherwin-Williams at that time. On or about April 17, 1995, Mr. Breen telephoned Mr. Banks, and Mr. Banks advised Mr. Breen that the Company would not enter into the proposed confidentiality agreement.


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

  On April 17, 1995, Mr. Conway G. Ivy, Vice President, Corporate Planning and Development of Sherwin-Williams, sent the following letter to Mr. Frank, with copies to Mr. Breen, Mr. Banks and the Company's financial advisor and outside counsel:

                                          April 17, 1995

  VIA FEDERAL EXPRESS

  Mr. Lloyd Frank, Esq.
  Parker Chapin Flattau & Klimpl, LLP
  1211 Avenue of the Americas
  New York, New York 10036-8735

  Dear Mr. Frank:

    The Sherwin-Williams Company hereby revokes its offer to enter into the Confidentiality Agreement with Grow Group, Inc. dated March 30, 1995, which was forwarded to you on March 31, 1995 via Federal Express.

    After repeated attempts to obtain an executed copy from Grow Group, Inc., this offer is being revoked due to Grow Group, Inc.'s failure to accept and execute the Confidentiality Agreement. In addition, it is our understanding, based upon a telephone conversation earlier today between Mr. Jack Breen and Mr. Russell Banks, that Grow Group, Inc. does not desire to engage in discussions with, nor furnish confidential information to, The Sherwin-Williams Company regarding a potential acquisition by us of Grow Group, Inc.

    Please return the four originally executed copies previously forwarded to you.

                                          Sincerely,

                                          /s/ Conway G. Ivy

  During the period from April 21, 1995 through April 27, 1995, representatives of the Company and representatives of ICI engaged in discussions concerning (i) the per Share price at which ICI would be prepared to make a proposal to acquire the Company, (ii) ICI's request which was rejected by the Company for a "lock-up" on the 4,025,841 Shares of the Company's common stock (constituting approximately 25% of the Company's outstanding shares) owned by Corimon S.A.C.A. ("Corimon"), and (iii) ICI's request for a termination fee in the event the Company were to terminate a merger agreement with ICI (the "ICI Merger Agreement") in order to accept a competing offer.

  On the evening of April 24, 1995, counsel for ICI delivered to the Company and its counsel a draft of the ICI Merger Agreement which had been prepared by counsel to ICI.

  Starting on April 28, 1995, Company representatives and ICI representatives and their respective counsel and financial advisors negotiated the terms of the ICI Merger Agreement and related matters. Such negotiations continued through April 30, 1995.

  On the afternoon of April 28, 1995, the Company, as a result of market activity in the Shares, issued the following press release:

    NEW YORK, NEW YORK, April 28, 1995 -- Grow Group, Inc. (NYSE:GRO), which previously announced that it had authorized Wertheim Schroder & Co. Incorporated to assist the Company in considering and reviewing alternatives to enhance shareholder value, said today that it has entered into negotiations with a third party concerning an acquisition of Grow. The third party, which has substantially completed its due diligence review, has proposed to acquire 100% of Grow's common stock and has indicated a willingness to pay Grow's public stockholders $18.10 per share in cash. Any such transaction would be subject to negotiation and execution of a definitive agreement and approval of Grow's Board of

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  Directors. There can be no assurance that any such agreement will be reach[ed], or if an agreement is reached that any transaction will be consummated.

    Grow Group is a leading producer of specialty chemical coatings and paints and household products. Grow operations include manufacturing facilities, sales offices and licensees throughout the world.

  On the night of April 28, 1995, Mr. Ivy sent the following letter to Mr. Banks, with copies to members of the Company's Board of Directors, financial advisor and outside counsel:

                                          April 28, 1995

  Mr. Russell Banks
  President and Chief Executive Officer
  Grow Group, Inc.
  200 Park Avenue
  New York, New York 10166

  Dear Mr. Banks:

    We at The Sherwin-Williams Company were troubled to learn from the press release you issued today that you are in the process of negotiating a sale of your company to another party. Our concern arises from the fact that, despite Sherwin-Williams' repeated indications of serious interest in a transaction with Grow Group, you apparently have decided to negotiate a definitive agreement with another bidder without giving us access to the information that would allow us to present our best possible proposal.

    On March 17, 1995 we offered to enter into a confidentiality agreement with Grow Group. After repeated delays on Grow Group's part to finalize such agreement, we forwarded an executed copy of that agreement to Lloyd Franks on March 31, 1995. However, that agreement was never executed by Grow Group. On April 17, 1995, you informed us that Sherwin-Williams was to be excluded from the bidding process. Consequently, by letter dated April 17, 1995, we had no alternative but to revoke our offer to enter into the confidentiality agreement with Grow Group. Since that time and despite your actions, our financial advisors have been in contact with Wertheim Schroder and have expressed our continued interest in pursuing a transaction with Grow Group.

    Given our financial strength, financing will not represent any impediment to the consummation of a transaction on an all-cash basis. In addition, based upon our preliminary analysis, we are extremely confident that the antitrust laws would not impede our ability to consummate a transaction with Grow Group. This matter has been discussed at length with the members of our senior management and with our Board of Directors. We have also retained Lazard Freres & Co. and Rogers & Wells to provide financial and legal counsel regarding this matter.

    We urge you not to enter into or to agree to any merger or other significant transaction or agreement, or to take any additional defensive measures (including "no shop", break-up fee or similar arrangements) or other actions, that would adversely affect the ability of your stockholders to receive the maximum value for their shares.

    We wish to obtain immediate access to the information which you have refused to furnish to us. We are also prepared to enter into immediate discussions with you and your directors, management and advisors about a transaction with Sherwin-Williams. In Mr. Breen's absence, you may contact me over the weekend either at my home at (216) 247-4936 or at my office
  (216) 566-2102. If you are unable to contact me, you can contact Larry J. Pitorak, Senior Vice President--Finance, Treasurer and Chief Financial Officer, at (216) 729-3840 or (216) 566-2573.

    We hope that you and your Board of Directors will give this matter prompt and serious consideration.

                                          Sincerely,

                                          /s/ Conway G. Ivy

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  Starting in the afternoon of April 30, 1995, the Company's Board of Directors
met to consider ICI's offer of $18.10 per Share. The terms of the proposed transaction and related ICI Merger Agreement were presented to and reviewed by the Company's Board of Directors. Wertheim Schroder and legal counsel made presentations to the Board of Directors. Wertheim Schroder delivered its opinion as to the fairness, from a financial point of view, of the $18.10 per Share cash consideration offered by ICI to the public shareholders of the Company. The full Board of Directors discussed the proposed ICI Merger
Agreement and related matters.

  After discussion and further analysis, the Company's Board of Directors unanimously decided to proceed with the sale of the Company and to accept ICI's offer for the reasons described in Item 4(b) of the May 4 Schedule 14D-9, previously furnished to the Company's shareholders in connection with the ICI Offer. The Company's Board of Directors also unanimously approved the ICI Merger Agreement and the transactions contemplated thereby and unanimously recommended that shareholders accept the ICI Offer and tender their Shares pursuant thereto. The Board of Directors unanimously (with the representatives of Corimon abstaining) voted to waive the restrictions under Corimon's standstill agreement with the Company to permit Corimon to enter into and perform its obligations under an Option Agreement between Corimon and ICI (the "Corimon Option Agreement"). See Item 6 below.

  The Company and ICI entered into the ICI Merger Agreement on the night of April 30, 1995.

  Prior to the opening of business on May 1, 1995, the Company issued a press release announcing that it had entered into the ICI Merger Agreement. Later in the day on May 1, 1995, Mr. Arthur Broslat, a member of the Company's Board of Directors, received two telephone calls from a representative of Sherwin-Williams' financial advisor, and such representative indicated to Mr. Broslat that Sherwin-Williams would seek to acquire the Company.

  On May 4, 1995, GDEN commenced a tender offer to purchase all outstanding Shares (and associated stock purchase rights) at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the GDEN Offer to Purchase and the ICI Offer.

  On May 8, 1995, Sherwin-Williams, through its wholly-owned subsidiary GGI, commenced an unsolicited tender offer to purchase all outstanding Shares (and associated stock purchase rights) at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Sherwin-Williams Offer to Purchase and the Sherwin-Williams Offer.

  Also, on May 8, 1995, Sherwin-Williams commenced litigation against the Company and the members of its Board of Directors, as described in Item 8 below under the caption "Certain Litigation."

  The Company's Board of Directors met on the night of May 9, 1995 to review and discuss the Sherwin-Williams Offer. Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting.

  On May 10, 1995, the Company issued a press release announcing that its Board of Directors, at the meeting held on May 9, 1995, had authorized management of the Company and the Company's legal and financial advisors to engage in discussions and negotiations with, and disclose certain non-public information concerning the Company to, Sherwin-Williams. Such actions were taken based on the Board's determination of its fiduciary duties under applicable law as advised by counsel and in accordance with applicable provisions of the ICI Merger Agreement.


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  On May 10, 1995, representatives of the Company met with representatives of
Sherwin-Williams to discuss the Sherwin-Williams Offer and, in particular, issues relating to the conditionality of the Sherwin-Williams Offer. At that meeting, Sherwin-Williams' representatives stated that Sherwin-Williams was prepared to enter into a merger agreement with the Company at a price of $19.50 per Share without conducting a due diligence review of the Company, but that Sherwin-Williams was requesting a due diligence review in order to be in a position to consider increases in the price it would be prepared to pay to acquire the Company. This was confirmed to the Company in a letter dated May 10, 1995 from a representative of Sherwin-Williams.

  On May 11, 1995, Sherwin-Williams delivered to the Company and its counsel a draft merger agreement proposed by counsel to Sherwin-Williams.

  Also, on May 11, 1995, the Company's counsel and Sherwin-Williams' counsel negotiated the terms of a Confidentiality Agreement, and the Confidentiality Agreement was executed by Sherwin-Williams on the morning of May 12, 1995. See
Item 7 below for a description of the Confidentiality Agreement. Upon execution of the Confidentiality Agreement, representatives of Sherwin-Williams commenced business and legal due diligence with respect to the Company at the Company's New York headquarters. On May 15, 1995, Sherwin-Williams extended its due diligence to an on-site review at various of the Company's plants and facilities.

  On May 12, 1995, the Company's legal counsel sent a letter to Sherwin-Williams' legal counsel suggesting that on May 13, 1995 representatives of the Company and representatives of Sherwin-Williams discuss the draft merger agreement furnished by Sherwin-Williams. The Company's legal counsel made the same request to Sherwin-Williams' legal counsel by telephone later in the day on May 12, 1995. Representatives of Sherwin-Williams did not respond to such request and, accordingly, no discussions concerning the draft merger agreement prepared by Sherwin-Williams have yet been held.

  On May 15, 1995, the Company's Board of Directors met to consider the Sherwin-Williams Offer. The terms of the Sherwin-Williams Offer, which had been reviewed and discussed by the Board of Directors at its meeting on May 9, 1995, were again reviewed and discussed. Representatives of Wertheim Schroder and the Company's legal counsel attended the meeting and discussed the Sherwin-Williams Offer with the directors.

  After discussion and further analysis, the Company's Board of Directors unanimously decided to express no opinion and remain neutral towards the Sherwin-Williams Offer for the reasons described below.

  Prior to the opening of business on May 16, 1995, the Company issued a press release announcing the position of the Board of Directors with respect to the Sherwin-Williams Offer.

  Reasons for the Board's Position; Factors Considered by the Board. In reaching its current conclusion with respect to the Sherwin-Williams Offer as set forth in Item 4(a) above, the Board of Directors considered a number of factors including:

  1. the Board of Directors' determination made on May 8, 1995 that, in furtherance of its fiduciary duties under applicable law as advised by counsel and in accordance with the applicable provisions of the ICI Merger Agreement, senior management of the Company and the Company's financial and legal advisors should engage in discussions and negotiations with Sherwin-Williams; the Board of Directors' belief that in light of all current circumstances and based upon all reasonably available material information, until such discussions and negotiations are completed and further events unfold, the Board should express no opinion and remain neutral with respect to the Sherwin-Williams Offer;

  2. the Board's belief that, under the circumstances, the best way to maximize value for the Company's shareholders is to continue to recommend the ICI Offer while at the same time continuing discussions and

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negotiations with Sherwin-Williams, and to urge both ICI and Sherwin-Williams to improve their current offers; in this regard, the Board discussed the fact that it could establish a formal competitive bidding process at a time of its choosing if it concluded that such a process would be the best way to maximize value for the Company's shareholders;

  3. the Board's understanding, based on discussions between representatives of the Company and representatives of ICI, that ICI has indicated a willingness to increase the price offered in the ICI Offer to an amount in excess of $19.50 per Share, although no proposal has been made by ICI at this time;

  4. the Board's view, based on advice of counsel that, although it is unlikely that antitrust issues would prevent the consummation of the Sherwin-Williams Offer, there may be greater antitrust risks associated with a merger between the Company and Sherwin-Williams than with a merger between the Company and ICI, such as a delay in consummation of the Sherwin-Williams Offer as a result of a request for additional information by the Federal Trade Commission or a possible required divestiture of certain operations;

  5. the fact that entering into, or publicly announcing an intention to enter into, an agreement or an agreement in principle in connection with an acquisition of the Company by Sherwin-Williams, would, pursuant to the ICI Merger Agreement, obligate the Company to promptly pay to ICI an amount in immediately available funds equal to $8,000,000;

  6. the fact that any withdrawal or material modification of the Board of Directors' approval and recommendation of the ICI Offer and the ICI Merger Agreement, other than as a result of ICI's breach of the Merger Agreement, would, pursuant to the ICI Merger Agreement, obligate the Company to promptly pay to ICI an amount in immediately available funds equal to $8,000,000;

  7. the Board's view that it would not be in the best interests of the Company or its shareholders to take any action that could cause the Company to become obligated to pay the $8,000,000 "break-up" fee to ICI until such time that the Company may determine to enter into a definitive agreement with a third party relating to the acquisition of the Company, since the Company did not want to be in a position of paying $8,000,000 and not securing a transaction which would benefit the Company's shareholders;

  8. the fact that although as presently stated the Sherwin-Williams Offer is highly conditional, Sherwin-Williams has stated in the Sherwin-Williams Offer that it is prepared to enter into a definitive merger agreement with the Company on substantially the same terms and conditions as the ICI Merger Agreement; in this regard, the Board noted that a merger agreement which was acceptable to the Company had not been negotiated between the Company and Sherwin-Williams and certain issues still needed to be resolved in connection with the negotiation of such a merger agreement;

  9. the fact that the Company and Sherwin-Williams entered into a Confidentiality Agreement on May 12, 1995 pursuant to which, commencing May 12, 1995, the Company has disclosed to Sherwin-Williams certain non-public information relating to the Company and afforded Sherwin-Williams access to the properties, books and records of the Company and its subsidiaries (the "Information"); and the fact that Sherwin-Williams has not completed its review of the Information and that the Board of Directors does not know whether Sherwin-Williams would, following completion of its review of such Information, modify, improve or withdraw the Sherwin-Williams Offer;

  10. the fact that Sherwin-Williams has stated that its review of the Information, which has not been completed, may enable Sherwin-Williams to consider increases in the price it would be prepared to pay to acquire the Company; and

  11. the Board of Directors' familiarity with the business of the Company, its prospects, financial condition, results of operations, employees, customer base, current business strategy and industry position.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Wertheim Schroder was retained to assist the Company in considering and reviewing alternatives to enhance shareholder value, including a sale of the Company (a "Sale Transaction"). In addition, and at no additional expense, Wertheim Schroder agreed to render a financial opinion letter with respect to the consideration to be received in a Sale Transaction by the shareholders of the Company. Wertheim Schroder rendered a fairness opinion to the Company's Board of Directors in connection with the ICI Offer, a copy of which was included in the May 4 Schedule 14D-9. The Company agreed to pay Wertheim Schroder a fee of $50,000 on the date the letter agreement was signed and an additional fee of 1% of the aggregate consideration (as defined in the letter agreement with Wertheim Schroder) if the Company consummates a Sale Transaction, against which the $50,000 fee will be credited; accordingly, if the Sherwin-Williams Offer is consummated, the Company would be obligated to pay Wertheim Schroder a fee of approximately $3.2 million. The Company has also agreed to reimburse Wertheim Schroder for its out-of-pocket expenses, including fees of its legal counsel and other advisors who may be retained with the Company's consent and to indemnify Wertheim Schroder (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Wertheim Schroder's engagement. The terms of the Company's engagement of Wertheim Schroder are set forth in a letter agreement dated April 27, 1995.

  In addition, the Company has agreed to pay Wertheim Schroder its full compensation in the event that within eighteen months after the termination of their engagement, a Sale Transaction is consummated with a party with which contact was made by Wertheim Schroder during its engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Sherwin-Williams Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except for the Corimon Option Agreement and as set forth in Schedule I hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

CORIMON OPTION AGREEMENT

  The following is a summary of the Option Agreement, dated as of April 30, 1995, among ICI, GDEN, Corimon Corporation, a Delaware corporation ("Stockholder"), and Corimon, S.A.C.A., a Venezuelan corporation ("Corimon") (the "Corimon Option Agreement"). Such summary is qualified in its entirety by reference to the text of the Corimon Option Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference.

  Exercise of Option. Pursuant to the Corimon Option Agreement, Stockholder granted to ICI an option (the "Option") to purchase 4,025,841 Shares beneficially owned by Stockholder (the "Corimon Shares") at a purchase price of $17.50 per Share (the "Corimon Purchase Price"). The Corimon Option Agreement provides that the Option may be exercised by ICI in whole but not in part at any time prior to the earlier of (i) November 5, 1995 and (ii) five business days after August 31, 1995 (or if a Hart-Scott-Rodino authority requests additional information ICI may elect under the ICI Merger Agreement to change the August 31, 1995 date to no later than October 31, 1995); provided that ICI may exercise the Option only if the "Corimon Minimum Condition" is satisfied. For purposes of the Corimon Option Agreement, the "Corimon Minimum Condition" shall have been satisfied only if (i) ICI has paid for or accepted for payment all Shares properly tendered and not withdrawn pursuant to the ICI Offer (the "Tendered Shares") in accordance with the terms of the ICI Offer and the ICI Merger Agreement and
(ii) the Tendered Shares plus the Corimon Shares constitute not less than a majority of the outstanding Shares on a fully diluted basis. In the event the consideration per Share paid by ICI pursuant to the ICI Offer or the ICI Merger Agreement is increased, the Corimon Purchase Price shall be increased by an amount equal to the amount of such increase.

  The Corimon Option Agreement provides that Stockholder will not, and will not agree to, sell, assign, transfer, tender or otherwise dispose of any Shares to any person or group that has commenced a tender offer for, or proposed to acquire, at least 50% of the outstanding Shares, except pursuant to, and at the price per share payable in, such offer or proposal.

  ICI may allow the Option to expire without purchasing the Shares thereunder; provided however that once ICI has delivered to the Stockholder notice that ICI will exercise the Option (the "Exercise Notice"), Buyer will be bound to effect the purchase as described in such Exercise Notice; and provided further that if the Corimon Minimum Condition is satisfied, ICI shall thereafter be bound to exercise the Option within two business days following the date of such satisfaction.

  Conditions to the Stockholder's Obligations. The obligation of the Stockholder to sell its Shares is subject to the following conditions: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the exercise of the Option shall have expired or been terminated; and (ii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission having authority with respect thereto, nor any statute, rule, regulation or order promulgated or enacted by any such governmental authority, prohibiting or otherwise restraining the exercise of the Option or the sale of the Corimon Shares pursuant thereto.

  No Disposition or Encumbrance of Shares. Pursuant to the Corimon Option Agreement, except for any Lien (as defined above) existing as of the date of the ICI Merger Agreement, Stockholder will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on Stockholder's voting or dispositive rights, charge or other encumbrance of any nature whatsoever (collectively, "Liens") with respect to the Corimon Shares. Stockholder agreed that it will not tender the Shares into the ICI Offer unless directed to do so by ICI; provided that if it is so directed by ICI, Stockholder will, to the extent permitted by certain permitted Liens, properly tender or cause to be tendered the Corimon Shares into the ICI Offer and, so long as the Option is outstanding, not withdraw such Shares; and provided further that if the Corimon Shares are purchased pursuant to the ICI Offer, Stockholder will pay, subject to applicable law, to ICI a fee in cash equal to $.60 multiplied by the number of such Shares.

  No Solicitation of Transactions. Pursuant to the Corimon Option Agreement, Stockholder and Corimon agree that they will not permit any affiliate to, directly or indirectly, through any agent or representative or otherwise, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below); (ii) except as may be required by Arthur Broslat, Philippe Erard and Harold Bittle (the "Corimon Directors") in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, engage in negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary of the Company or afford access to the properties, books or records of the Company or any subsidiary of the Company to, any person that may be considering making, or has made, an Acquisition Proposal; or (iii) except as may be required by the Corimon Directors in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Except as may be required by the Corimon Directors in the exercise of their fiduciary duties in their capacity as members of the Board of Directors of the Company, both Stockholder and Corimon agree that they shall cease and cause to be terminated all existing discussions or negotiations in which they or any of their agents or other representatives are or have been engaged with any person with respect to any of the foregoing. The term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any subsidiary, other than the transactions contemplated by the ICI Merger Agreement.

  Stockholder and Corimon have agreed to notify ICI promptly after receipt of any Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary of the Company or for access to the properties, books or records of the Company or any subsidiary of the Company by any Person that may be considering making, or has made, an Acquisition Proposal and will keep ICI fully informed of the status and details of any such Acquisition Proposal, indication or request.

  Voting Agreement. Pursuant to the Corimon Option Agreement, Stockholder has agreed that prior to the time, if any, that the ICI Merger Agreement is terminated, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, Stockholder will vote the Corimon Shares: (a) in favor of the ICI Merger, the ICI Merger Agreement (as amended from time to time) or any of the transactions contemplated by the ICI Merger Agreement; and (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person (other than the ICI Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the ICI Merger Agreement or which could result in any of the conditions to any party's obligations under the ICI Merger Agreement not being fulfilled.

  Certain Claims. The ICI Merger Agreement further provides that Corimon and Stockholder will not assert that the Board of Directors of the Company has breached its fiduciary duties to Corimon and Stockholder if, at any time prior to the termination of the ICI Merger Agreement, the Board of Directors of the Company refuses to accept or recommend an offer by a third party to acquire any or all of the outstanding Shares for consideration not in excess of $18.10 per share. Subject to the consummation of the ICI Offer, Corimon and Stockholder agree to waive any claims they may have against the Company or any of its officers or directors with respect to the ownership interest represented by the Corimon Shares to the extent such claims (i) arise under any contract or agreement with the Company or (ii) relate to an alleged breach of a fiduciary duty.

  (b) To the best knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender any Shares which are owned beneficially or held of record by such person into the Sherwin-Williams Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except for the ICI Offer and the Company's efforts to urge both ICI and Sherwin-Williams to improve their current offers and as set forth in this
Schedule 14D-9, the Company is not engaged in any negotiation in response to the Sherwin-Williams Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) The response to Item 3(b) is incorporated herein by reference in its entirety.

  At the May 15, 1995 Board meeting, the Company's Board of Directors adopted a resolution directing that the management of the Company need not disclose in any Schedule 14D-9 or amendment thereto, the possible terms of any transaction or proposal or the parties thereto until an agreement in principle is reached which relates to or would result in one or more of the matters referred to in Item 7(a) of Schedule 14D-9 under the Securities Exchange Act of 1934 (the "Exchange Act"), including any agreement in principle with respect to modifications of the ICI Merger Agreement, the ICI Offer or the Sherwin-Williams Offer.

CONFIDENTIALITY AGREEMENT

  On May 12, 1995, the Company and Sherwin-Williams entered into a Confidentiality Agreement (the "Sherwin-Williams Confidentiality Agreement"). The following is a summary of certain provisions of the Sherwin-Williams Confidentiality Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the Sherwin-Williams Confidentiality Agreement, Sherwin-Williams agreed, among other things, to keep confidential certain information furnished to it by the Company, provided that Sherwin-Williams is permitted to disclose such of the information as it is advised by counsel is legally required to be disclosed under the federal securities laws.

  Sherwin-Williams has further agreed that, except as provided in the next paragraph, for a period of three years, neither Sherwin-Williams nor any of its affiliates will, without the prior written consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or any assets of the Company or any subsidiary or division thereof; (ii) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets; (iv) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; (v) seek to acquire control of the Company or influence the Board of Directors, management or policies of the Company; (vi) induce any other person or entity to do any of the foregoing; or (vii) request the Company or any of its representatives, directly or indirectly, to amend or waive any of the foregoing provisions.

  Notwithstanding the foregoing restrictions, Sherwin-Williams or any direct or indirect wholly-owned subsidiary of Sherwin-Williams is permitted to acquire Shares pursuant to the pending cash tender offer commenced on May 8, 1995 by Sherwin-Williams' wholly-owned subsidiary for all outstanding Shares at a price not less than $19.50 net per Share in cash to the seller or such higher price in cash that Sherwin-Williams or one of its direct wholly-owned subsidiaries may offer to pay for Shares pursuant to such pending cash tender offer; provided, however, Sherwin-Williams is permitted to acquire Shares pursuant to a cash tender for all outstanding Shares by Sherwin-Williams or any direct or indirect wholly-owned subsidiary of Sherwin-Williams made in accordance with Regulation 14D under the Exchange Act at the amount per Share offered (or any greater amount per Share offered) in any merger, tender offer or similar transaction that shall have been approved by the Company's Board of Directors within 90 days prior to the commencement of such cash tender by Sherwin-Williams or its direct or indirect wholly-owned subsidiary, except that this proviso is not applicable to approval by the Company's Board of Directors of the ICI Offer.

  Except as described above and in Item 4 (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Sherwin-Williams Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

  In connection with the execution of the ICI Merger Agreement, the Board of Directors of the Company authorized an amendment (the "Rights Amendment") to the Rights Agreement. The Rights Amendment prevents ICI and its wholly owned subsidiary GDEN from becoming an Acquiring Person or Adverse Person (each as defined in the Rights Agreement) and prevents a Stock Acquisition Date or Distribution Date (each as defined in the Rights Agreement) from occurring, in each case as a result of the ICI Offer, the ICI Merger or the Corimon Option Agreement or the other transactions contemplated by the ICI Merger Agreement. The Rights Amendment also provides that the Rights will expire and be of no force or effect upon consummation of the ICI Merger. A copy of the Rights Amendment is filed as Exhibit 18 hereto and is incorporated herein by reference.

  At a special meeting of the Board of Directors held on May 9, 1995, the Board unanimously adopted a resolution that notwithstanding anything in the Rights Agreement, the Distribution Date (as defined in the Rights Agreement) of the Rights was postponed until May 31, 1995 or such later date as may be determined by the Board of Directors or a committee thereof consisting of Messrs. Banks, Frank and Keane.

CERTAIN LITIGATION

  On May 1, 1995, a class action entitled General Color Company Pension Plan v. Grow Group, Inc. et al., was filed in the Supreme Court of the State of New York, New York County (the "General Color State Action") purportedly on behalf of the class of all the Company's current shareholders. In addition to the Company, all members of the Company's Board of Directors are named as defendants in the General Color State Action. The complaint in the General Color State Action alleges that the $18.10 per Share pursuant to which ICI will offer to purchase all the outstanding Shares is insufficient and that the proposed ICI Offer is unfair to the Company's shareholders and represents an attempt by the defendants to enrich themselves at the expense of the plaintiff class. The plaintiff in the General Color State Action asserts that defendants violated their fiduciary duties to the Company's shareholders by allegedly failing adequately to evaluate the Company as a potential acquisition candidate; to take adequate steps to enhance the Company's value as an acquisition candidate; and to create an active and open auction for the Company. The complaint in the General Color State Action further alleges that the defendants have wrongfully decided not to solicit proposals or initiate discussions with third parties for the acquisition of the Company, instead of seeking the highest possible price for the Shares of the plaintiff class. The complaint in the General Color State Action seeks, among other relief, a preliminary and permanent injunction barring defendants from taking any steps to accomplish the proposed merger with ICI at a price that is not fair and equitable to the plaintiffs and restraining the defendants' ability to use their alleged voting control of the Company to effect the transaction with ICI. The complaint also seeks unspecified damages for losses suffered and to be suffered by the plaintiff class as a result of the acts alleged in the complaint.

  On May 4, 1995, the Company learned that a purported class action entitled Miriam Sarnoff and Frederick Rand v. Grow Group, Inc. et al., was filed on May 2, 1995 in the Supreme Court of the State of New York, New York County (the "Sarnoff State Action") on behalf of the Company's shareholders. In addition to the Company, all members of the Company's Board of Directors are named as defendants (the "Individual Defendants") in the Sarnoff State Action. The complaint in the Sarnoff State Action alleges that the proposed transaction with ICI is grossly unfair and detrimental to the Company's shareholders. The complaint asserts that the Individual Defendants agreed to the proposed transaction with ICI in order to enable the Individual Defendants to maintain their positions as directors and officers of the Company, and to benefit Corimon, which allegedly had an incentive to accept a low bid because it needed to raise cash quickly in order to fund its recently announced acquisition of "Standard Paints" in California. The complaint further alleges that the ICI Merger Agreement prohibits defendants from negotiating with third parties, and that as a result, there was no possibility that competition between ICI and other companies could have driven up the purchase price. The complaint in the Sarnoff State Action seeks, among other relief, an order requiring defendants to announce their intention to cooperate with any entity having a bona fide interest in proposing a transaction that would maximize shareholder value, undertake an evaluation of the Company's worth as a merger/acquisition candidate, and act independently to protect the shareholders' interests. The complaint also seeks an accounting for damages allegedly suffered by shareholders as a result of the acts and transaction alleged in the complaint.

  On May 5, 1995, a purported class action entitled Martin Appelbaum and Rosalyn Younger v. Grow Group, Inc., et al., was filed in the Supreme Court of the State of New York, New York County (the "Appelbaum State Action") on behalf of the Company's shareholders against the Company, the Individual Defendants, and ICI. The complaint alleges that the Individual Defendants have breached and are breaching their fiduciary duties to the purported class of the Company's shareholders by, among other things, failing to respond in a reasonable and informed manner to Sherwin Williams' expression of interest in the Company; and to inform themselves as to other potential acquirors or merger partners so as to maximize shareholder value.

  The complaint in the Appelbaum State Action seeks, among other things, an order: requiring the defendants to carry out their fiduciary duties to plaintiffs and other members of the purported class; enjoining the transaction between the Company and ICI, and rescinding any transactions effected by the defendants in an unfair manner and for an unfair price; damages suffered as a result of the acts and transactions alleged in the complaint; an accounting for all profits realized as a result of the complained of transaction; and costs, disbursements, and reasonable attorneys' and experts fees.

  On May 5, 1995, a purported class action entitled Samuel Pill v. Grow Group, Inc., et al., was filed in the Supreme Court of the State of New York, New York County (the "Pill State Action") on behalf of the Company's shareholders, against the Company and the Individual Defendants. The complaint alleges that the Individual Defendants breached their fiduciary duties to the purported class of the Company's shareholders by agreeing to the transaction with ICI at a price which they knew was grossly unfair, inadequate and not representative of the true and present value of the Company. The complaint also alleges, among other things, that the Individual Defendants have breached their fiduciary duties to the purported class by failing to auction the Company to the highest bidder. The complaint further alleges that the option granted to ICI to purchase Corimon's 25% interest in the Company is a breach of the fiduciary duties owed by defendant Broslat, who is a director of the Company and the Chief Financial Officer of Corimon.

  The complaint in the Pill State Action seeks, among other things, an order declaring that the Individual Defendants have breached their fiduciary duties; enjoining defendants from proceeding with the transaction with ICI; damages in an unspecified amount; and costs, disbursements and counsel and expert fees.

  On May 8, 1995, an action entitled The Sherwin-Williams Company v. Imperial Chemical Industries PLC et al., was filed in the United States District Court for the Northern District of Ohio, Eastern Division by Sherwin-Williams against ICI, GDEN and the Company (the "Sherwin-Williams Federal Action"). The complaint alleges, among other things, that the GDEN Offer to Purchase is materially false and misleading, in that it (i) falsely describes the break-up fee provisions of the ICI Merger Agreement; (ii) misrepresents the terms and nature of the Corimon Option Agreement; and (iii) misrepresents ICI's ability to consummate with the Company the merger provided for in the ICI Merger Agreement (the "ICI Merger") which, according to the complaint, cannot be consummated for five years under Section 912 of the New York Business Corporation Law ("BCL"). The complaint also alleges that the Company's May 4
Schedule 14D-9 is materially false and misleading in that it (i) impliedly represents that the Board of Directors of the Company had an informed basis upon which to recommend the ICI Merger with GDEN when, in fact, the Board did not have such an informed basis; (ii) contains misrepresentations and omissions concerning Sherwin-Williams' repeated indications of interest in negotiating and consummating an acquisition of the Company; and (iii) misrepresents the terms and nature of the Corimon Option Agreement.

  The complaint in the Sherwin-Williams Federal Action seeks, among other things, an order: (i) preliminarily and permanently enjoining ICI and all other persons acting in concert with it, from acquiring or attempting to acquire the Shares or continuing the ICI Offer; (ii) that ICI, GDEN and the Company make appropriate disclosures to correct the alleged false and misleading statements described above, and prohibiting ICI from purchasing or making any tender offer for Shares for an appropriate period to allow full dissemination of such disclosures to the marketplace and to the Company's shareholders; (iii) enjoining the

Company and all other persons acting in concert with them, from taking any steps to assist or facilitate the completion of the ICI Offer. The complaint also seeks costs, disbursements and reasonable attorney's fees. The Court in the Sherwin-Williams Federal Action has scheduled a hearing on Sherwin-Williams' motion for a preliminary injunction for May 26, 1995.

  The Company has filed a motion to transfer the Sherwin-Williams Federal Action from the United States District Court for the Northern District of Ohio to the United States District Court for the Southern District of New York based on the convenience of the witnesses and parties.

  On May 8, 1995, Sherwin-Williams commenced an action entitled The Sherwin-Williams Company v. Grow Group, Inc., et al., in the Supreme Court of the State of New York (the "Sherwin-Williams New York Action") against the Company, ICI, GDEN and members of the Company's Board of Directors (collectively, the "Defendants"). The complaint in the Sherwin-Williams New York Action alleges, among other things, that the Company and its Board of Directors breached their fiduciary duties to the Company's shareholders by, among other things, entering into the ICI Merger Agreement and agreeing to the Corimon Option Agreement and the "Break Up Fee" without first negotiating with Sherwin-Williams or adequately considering potential alternative transactions available to the Company. The complaint also alleges, among other things, that the ICI Merger Agreement and proposed merger with ICI violate Section 912 of the BCL, which, according to the complaint, prevents the merger between ICI and the Company for five years. The complaint further alleges that the Company's Board of Directors breached its fiduciary duty to make truthful and complete disclosures by (i) misleadingly stating that the transaction and proposed merger with ICI are fair to, and in the best interest of, the Company's shareholders when in fact it had no informed basis to make such a statement; and (ii) failing to disclose that the transaction and proposed merger with ICI violate Section 912 of the BCL. The complaint in the Sherwin-Williams New York Action seeks, among other things, an order declaring that the ICI Merger Agreement and the Corimon Option Agreement are null and void and unlawful and were entered into in breach of the fiduciary duties of the Company's Board; requiring the Company and the Board of Directors of the Company to provide Sherwin-Williams a fair and equal opportunity to acquire the Company; and enjoining any further conduct by ICI intended to cause, or having the effect of causing, the Company to forego the opportunity to enter into an economically more favorable transaction than the ICI Merger. The complaint also seeks costs and disbursements, including attorneys' fees.

  On May 8, 1995, Sherwin-Williams moved by order to show cause for a hearing (the "Hearing") on a motion for a preliminary injunction, among other things,
(i) enjoining defendants from taking any further steps to facilitate or consummate the ICI Offer; (ii) enjoining and invalidating the Break Up Fee; and
(iii) directing the Company and the Board of Directors of the Company to investigate and explore all bona fide offers and proposals to acquire the Company, including the Sherwin-Williams Offer, and to remove all impediments to the Sherwin-Williams Offer.

  On May 8, 1995, Sherwin-Williams also moved by order to show cause for a temporary restraining order, pending the Hearing, (i) enjoining ICI from exercising any right under the Corimon Option Agreement to prevent Corimon from withdrawing any Shares that Corimon may tender into the ICI Offer; and (ii) enjoining and directing the Company to provide Sherwin-Williams by 10:00 a.m. on May 10, 1995 with a record of the names and addresses of the Company's shareholders, and the number and class of Shares held by each.

  At a hearing on May 8, 1995, the Court denied Sherwin-Williams' motion for a temporary restraining order. The Court also scheduled a hearing for May 25, 1995 at 4:00 p.m. on Sherwin-Williams' motion for a preliminary injunction.

  On May 8, 1995, a purported class action entitled A.D. Gilhart & Co., Inc.,
v. Grow Group, Inc. et al., was commenced in the Supreme Court of the State of New York, New York County (the "Gilhart Action") against the Company and members of the Company's Board of Directors. The complaint in the Gilhart Action alleges, among other things, that the defendants breached their fiduciary duties owed to the

Company's shareholders in connection with the proposed ICI Merger by failing to pursue discussions with Sherwin-Williams about a possible acquisition of the Company by Sherwin-Williams.

  The complaint in the Gilhart Action seeks, among other things, an order (i) enjoining defendants from enforcing the Company's "anti-takeover procedures";
(ii) requiring defendants to explore third party interest and accept the highest bid obtainable for the Shares; and (iii) awarding the plaintiffs' costs and disbursements, including attorneys' fees.

  On May 9, 1995, a purported class action entitled Kim J. Hammond and Jeffrey Dell v. Grow Group, Inc., et al., (the "Hammond Action") was commenced in the United States District Court for the Southern District of New York against the Company and certain members of the Company's Board of Directors (collectively, the "Hammond Defendants") on behalf of all persons who sold the Company's securities during the period from April 29, 1995 to May 4, 1995 and who sustained damages as a result of such sale. The complaint alleges violations of
Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder for, among other things, issuing the statements contained in press releases dated April 28, 1995 and May 1, 1995 which allegedly were materially false and misleading for failing to adequately disclose all material facts concerning Sherwin-Williams' contacts with the Company regarding a proposed acquisition by Sherwin-Williams; and for falsely creating the impression that the Board of Directors had "shopped" the Company. The complaint further alleges that the above mentioned disclosures artificially affected the market price of the Company's securities.

  The complaint in the Hammond Action seeks, among other things, monetary damages against the Hammond Defendants in an unspecified amount for all losses suffered by the plaintiffs as a result of the allegedly improper activity of the Hammond Defendants and costs, reasonable attorneys' fees and expert fees and disbursements.

  On May 9, 1995, a purported class action entitled Steiner v. Grow Group, Inc., et al., was filed in the Supreme Court of the State of New York, New York County (the "Steiner State Action") on behalf of the Company's shareholders against the Company, certain members of the Company's Board of Directors, and a former director of the Board (the "Director Defendants"). The complaint alleges that the Director Defendants breached their fiduciary duties to the purported class in connection with the proposed ICI Merger by failing to adequately respond to expressions of interest from bona fide purchasers, such as Sherwin-Williams, thereby failing to maximize shareholder value.

  The complaint in the Steiner State Action seeks, among other things, preliminary and permanent relief, including injunctive relief, as follows: declaring that the Company and the Director Defendants have breached their fiduciary duties to plaintiff and other members of the class; enjoining the purchase of the Company by ICI pursuant to the ICI Merger Agreement; requiring the Company and the Director Defendants to negotiate with Sherwin-Williams and/or other potential acquirors in a manner designed to maximize shareholder value and to utilize the rights plan to benefit the members of the class and maximize the value of their holdings; and awarding costs, disbursements, and reasonable attorneys' and experts' fees.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
 Exhibit 1    Schedule 14D-9 Solicitation/Recommendation Statement Pursuant to
               Section 14(d)(4) of the Securities Exchange Act of 1934, dated May
               4, 1995, relating to the tender offer by GDEN Corporation, a New
               York corporation and indirect wholly-owned subsidiary of Imperial
               Chemical Industries PLC.
 Exhibit 2    Confidentiality Agreement, dated May 12, 1995, between Grow Group,
               Inc. and The Sherwin-Williams Company.
 Exhibit 3    Option Agreement, dated as of April 30, 1995, among Imperial Chemical
               Industries PLC, GDEN Corporation, Corimon Corporation and Corimon
               S.A.C.A.

 EXHIBIT NO.
 -----------
 Exhibit 4    Complaint entitled General Color Company Pension Plan v. Grow Group,
               Inc., et al., filed in the Supreme Court of the State of New York,
               New York County.
 Exhibit 5    Complaint entitled Miriam Sarnoff and Frederick Rand v. Grow Group,
               Inc. et. al., filed in the Supreme Court of the State of New York,
               New York County.
 Exhibit 6    Class Action Complaint entitled Martin Appelbaum and Rosalyn Younger
               v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New York, New York County.
 Exhibit 7    Class Action Complaint entitled Samuel Pill v. Grow Group, Inc. et
               al., filed in the Supreme Court of the State of New York, New York
               County.
 Exhibit 8    Complaint entitled The Sherwin-Williams Company v. Imperial Chemical
               Industries PLC et. al., filed in the United States District Court for the Northern District of Ohio of the Eastern Division.
 Exhibit 9    Complaint entitled The Sherwin-Williams Company v. Grow Group, Inc.
               et. al., filed in the Supreme Court of the State of New York, New
               York County.
 Exhibit 10   Class Action Complaint entitled A. D. Gilhart & Co. Inc. v. Grow
               Group, Inc. et. al., filed in the Supreme Court of the State of New
               York, New York County.
 Exhibit 11   Class Action Complaint entitled Kim J. Hammond and Jeffrey Dell v.
               Grow Group, Inc. et. al., filed in the United States District Court for the Southern District of New York.
 Exhibit 12   Class Action Complaint entitled Steiner v. Grow Group, Inc., et al., filed in the Supreme Court of the State of New York, New York
               County.
 Exhibit 13   Letter to Shareholders of Grow Group, Inc., dated May 16, 1995.*
 Exhibit 14   Press Release, dated May 8, 1995, issued by Grow Group, Inc.
 Exhibit 15   Press Release, dated May 9, 1995, issued by Grow Group, Inc.
 Exhibit 16   Press Release, dated May 10, 1995, issued by Grow Group, Inc.
 Exhibit 17   Press Release, dated May 16, 1995, issued by Grow Group, Inc.
 Exhibit 18   Amendment to Rights Agreement, dated as of April 30, 1995, to the
               Amended and Restated Rights Agreement, dated as of August 7, 1992, between Grow Group, Inc. and The Bank of New York.
 Exhibit 19   Consulting Agreement, dated as of April 30, 1995, between Grow Group,
               Inc. and Russell Banks.
 Exhibit 20   Amendment and Extension Agreement, dated as of April 27, 1995, between Grow Group, Inc. and Russell Banks.
 Exhibit 21   Severance Agreement, dated April 27, 1995, between Grow Group, Inc.
               and John F. Gleason.
 Exhibit 22   Severance Agreement, dated April 27, 1995, between Grow Group, Inc.
               and Lloyd Frank.
 Exhibit 23   Amendment of Employment Agreement, dated as of April 27, 1995, between Grow Group, Inc. and Frank Esser.

- --------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1995

                                          GROW GROUP, INC.

                                          By /s/ Lloyd Frank
                                             ----------------------

                                          Title: Secretary

                                                                      SCHEDULE I

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
               GROW GROUP, INC. EFFECTED DURING THE PAST 60 DAYS

  The following purchases of Shares were credited to the accounts of the below listed executive officers pursuant to the Company's monthly investment plan:

                                                               SHARES
      NAME                                             DATE   PURCHASED  PRICE
      ----                                            ------- --------- --------
      Frank V. Esser................................. 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465
      Joseph H. Quinn, Jr. .......................... 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465
      John F. Gleason................................ 3/28/95  7.7217   $14.2456
                                                      4/25/95  6.7707   $16.2465
      Henry W. Jones................................. 3/28/95  4.2118   $14.2456
                                                      4/25/95  3.6931   $16.2465